Filed by Cell Genesys, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933 and deemed filed

pursuant to Rule 14a-6 under the

Securities Exchange Act of 1934

Subject Company: Cell Genesys, Inc.

Commission File No.: 000-19986

Filed below is a letter sent by Cell Genesys, Inc. to its stockholders on October 2, 2009:

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about BioSante and Cell Genesys. Such statements include, but are not limited to, statements about the proposed transaction and its potential benefits to the BioSante and Cell Genesys stockholders, the expected timing of the completion of the transaction, the combined company’s plans, objectives, expectations and intentions with respect to future operations and products and other statements that are not historical in nature, particularly those that utilize terminology such as “will,” “potential”, “could,” “can,” “believe,” “intends,” “continue,” “plans,” “expects,” “estimates” or comparable terminology. Forward-looking statements are based on current expectations and assumptions, and entail various known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed in such forward-looking statements. Important factors known to BioSante and Cell Genesys that could cause actual results to differ materially from those expressed in such forward-looking statements include general business and economic conditions; the failure of the BioSante or Cell Genesys stockholders to approve the transaction or the failure of either party to meet any of the other conditions to the closing of the transaction; the failure to realize the anticipated benefits from the transaction or delay in realization thereof; the businesses of BioSante and Cell Genesys may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; and operating costs and business disruption following the merger, including adverse effects on employee retention and on business relationships with third parties, BioSante’s need for and ability to obtain additional financing, the difficulty of developing pharmaceutical products, obtaining regulatory and other approvals and achieving market acceptance; the marketing success of BioSante’s licensees or sublicensees and the success of clinical testing. Additional factors that could cause BioSante’s and Cell Genesys’s results to differ materially from those described in the forward-looking statements can be found in BioSante’s recent registration statement on Form S-4 and BioSante’s and Cell Genesys’s most recent annual reports on Form 10-K and subsequent quarterly reports on Form 10-Q and other filings with the Securities and Exchange Commission, which are filed with the SEC and available at the SEC’s web site at www.sec.gov and which discussions also are incorporated herein by reference. The information set forth herein speaks only as of the date hereof, and BioSante and Cell Genesys disclaim any intention and do not assume any obligation to update or revise any forward looking statement, whether as a result of new information, future events or otherwise.

Important Additional Information for Investors and Stockholders

This communication is being made in respect of the proposed business combination involving BioSante and Cell Genesys. In connection with the proposed transaction, BioSante has filed with the SEC, a registration statement on Form S-4, containing a joint proxy statement/prospectus and other relevant materials. The final joint proxy statement/prospectus has been mailed to the stockholders of record as of August 21, 2009, of BioSante and Cell Genesys. INVESTORS AND SECURITY HOLDERS OF BIOSANTE AND CELL GENESYS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS) AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT BIOSANTE, CELL GENESYS AND THE PROPOSED TRANSACTION.

Investors and security holders are be able to obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by BioSante and Cell Genesys at the SEC’s web site at www.sec.gov. Free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC can also be obtained by directing a request to BioSante, Attention: Investor Relations, telephone: (847) 478-0500 or to Cell Genesys, Attention: Investor Relations., telephone (650) 266-3200. In addition, investors and security holders may access copies of the documents filed with the SEC by BioSante on BioSante’s website at www.biosantepharma.com, and investors and security holders may access copies of the documents filed with the SEC by Cell Genesys’s website at www.cellgenesys.com.

BioSante, Cell Genesys and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from the stockholders of BioSante and Cell Genesys in respect of the proposed transaction. Information regarding BioSante’s directors and executive officers is available in its annual report on Form 10-K for the year ended December 31, 2008, filed with the SEC on March 16, 2009 and the proxy statement for BioSante’s 2009 annual meeting of stockholders, filed with the SEC on April 27, 2009.

Information regarding Cell Genesys’ directors and executive officers is available in its annual report on Form 10-K for the year ended December 31, 2008, filed with the SEC on March 9, 2009 and the proxy statement for Cell Genesys’ 2009 annual meeting of stockholders, filed with the SEC on March 31, 2009. Investors and stockholders can obtain more detailed information regarding the direct and indirect interests of BioSante’s and Cell Genesys’s directors and executive officers in the merger by reading the definitive joint proxy statement/prospectus.

* * * *

**IMPORTANT NOTICE**

September 30, 2009

Dear Stockholder:

The important special meeting of Cell Genesys, Inc. previously scheduled for September 30, 2009 has been postponed until October 14, 2009. The special meeting was postponed because there were insufficient votes necessary to approve the proposal relating to the merger with BioSante Pharmaceuticals, Inc. While stockholders who have voted to date overwhelmingly supported the merger, we are still short of the absolute majority of all outstanding shares needed to approve the merger.

It appears that you have not yet voted your shares. In order for you to receive the merger consideration of .1828 shares of BioSante Pharmaceuticals, Inc. common stock for each of your Cell Genesys shares, it is imperative that you vote in favor of merger by the rescheduled meeting date of October 14, 2009.

Your vote is critically important because a failure to vote has the same effect as a vote against the merger due to the required approval by a majority of ALL outstanding shares.

YOUR VOTE IS CRITICAL!

Please help your company avoid the expense of further solicitation by voting TODAY by telephone, via the Internet, or by signing, dating and returning the enclosed proxy form today.

Very truly yours,

Sharon E. Tetlow

Secretary

To ensure your shares are represented at the meeting,

please vote TODAY by telephone, or via the Internet.

Please follow the easy instructions on the proxy voting form.

If you have any questions, or need assistance in voting

your shares, please call our proxy solicitor,

INNISFREE M&A INCORPORATED

TOLL-FREE, at 1-888-750-5834.